December 18, 2013

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-4631

Re:             Texas Industries, Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed July 22, 2013
File No. 1-4887

Dear Mr. Cash:

We have the following responses to the SEC staff’s comments contained in the letter dated November 22, 2013.  Our responses are numbered to correspond to the numbers used to designate the staff’s comments in its letter.

Financial Statements

Consolidated Statements of Operations, page 34

1.
In future annual reports, please provide the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  Please refer to ASU 2011-5, as amended by ASU 2011-12.

In future annual reports, we will provide the components of net income and the components of other comprehensive income in two separate and consecutive statements.

Note 1 – Summary of Significant Accounting Policies, Goodwill and Goodwill Impairment, page 39

2.
In regard to your exchange of the expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries on March 22, 2013, please more fully explain to us how you determined the purchase price and the fair values of the assets and liabilities you acquired, including property, plant and equipment and any intangible assets. If no intangible assets, other than goodwill, were identified, please explain why. Also, please more fully explain to us why the amount of goodwill you recorded was so significant, particularly in light of the fact that the consumer products segment has and continues to generate negative gross profit margins. Since you have engaged in several asset exchanges during the periods presented, please revise future filings to provide enhanced MD&A disclosures of the reasons for the exchanges and their impact on your results.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

The fair values and associated purchase price for the assets acquired and liabilities assumed in connection with the acquired ready-mix operations transaction (the Transaction) were determined in accordance with the principles of FASB ASC 805, ASC 820 and ASC 845.  The Company engaged a leading valuation and advisory services firm (the Specialist) with global operations and independent of the Company to assist the Company in determining the fair value of the business enterprise acquired in the Transaction.  The specific appraiser performing the analysis is a CFA, CPA/ABV, CMA and ASA.

Consistent with the guidance provided in ASC 845, the Company determined the purchase price based upon the fair value of the acquired ready-mix operations, recognizing that the ready-mix operations provided a reasonable basis for purposes of determining fair value of the Transaction.  The fair value of the acquired ready-mix operations was determined to be $64.2 million.

In assessing the fair value of the acquired ready-mix operations, all three valuation approaches (the Income Approach, the Market Approach, and the Cost Approach) were considered in estimating fair value.  The discounted cash flow (DCF) method, which is a form of the Income Approach, was ultimately used to estimate the enterprise value of the ready-mix operations.  The Market Approach was considered but was not utilized because the guideline companies considered in the guideline publicly-traded company method (GCM) and the guideline transaction method (GTM) were not ideal comparable companies due to the regional differences in the ready-mix concrete industry.  However, the GCM was used to assess the reasonableness, or corroborate, the fair value estimate produced via the Income Approach.  The Cost Approach was also considered but was not utilized as it is seldom appropriate for estimating enterprise value.

In applying the DCF method, management developed prospective financial information used by the Specialist based upon historical results of the acquired business, as well as market data concerning annual growth expectations for the ready-mix concrete industry in the various operating regions in which the acquired ready-mix operations are located.

The acquisition of the ready-mix operations included tangible assets consisting principally of land and land improvements, mobile and operating equipment, and inventory.  The fair value of land and land improvements was based primarily on current appraisal district reports.  The fair value of mobile and operating equipment was based primarily on replacement cost data obtained from third party equipment dealers, adjusted for the equipment’s current condition.  The fair value of inventory was based on estimated selling prices of such products in the ordinary course of business.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

Consistent with the requirements of ASC 805, the Company considered the existence of potential intangible assets acquired in the Transaction.  Ultimately, it was concluded that any potential intangible assets acquired in the Transaction did not have significant fair value due to the characteristics of the ready-mix concrete industry in the markets served by the acquired ready-mix operations.  Ready-mix operators are typically awarded orders for ready-mix concrete through a competitive bid process which entails being the low cost provider for this commodity product.  Customers are generally indifferent to where their concrete is sourced from as long as it meets the required specifications as ready-mix concrete is indistinguishable from concrete made by other producers.  Therefore, ready-mix concrete is largely selected based on price, as switching costs and customer loyalty are both low.  Furthermore, there is no inherent advantage related to the location of the acquired operations that would result in a particular location having a competitive advantage with respect to the local market customers.  Additionally, rural markets are characterized by a supply of available land in less populated areas for the ready-mix plant and, permits can be obtained more quickly.  These factors, coupled with low capital costs, result in low barriers to entry that allow competitors to quickly eliminate any advantage that an incumbent producer may have developed.  For these reasons, intangible assets such as customer relationships, non-compete arrangements, and trademarks/trade names were deemed to have no significant value in the Transaction.

While the amount of goodwill may appear significant when considered in the context of the Company’s negative operating margins for fiscal year 2013 noted in the consumer products segment, these negative operating margins are not driven by the recently acquired ready-mix operations.  In fact, the recently acquired ready-mix operations were not, and are not currently, operating with negative operating margins.  As noted in the Company’s most recent Form 10-Q for the quarter ended August 31, 2013, the operating profit for the concrete segment (which was renamed effective June 1, 2013 from the consumer products segment) was $6.1 million, an increase of $8.0 million from the quarter ended August 31, 2012.  The negative operating margins noted by the Staff are a reflection of the operating results of the ready-mix operations acquired in the Transaction representing a small percentage of the operating results of the Company’s total ready-mix operations for fiscal year 2013.  Specifically, the Company operated 103 ready-mix plants as of May 31, 2013, of which 42 such plants (or 41%) were acquired in connection with the Transaction near the end of the fiscal year.  As such, the results of operations of the ready-mix operations acquired in the Transaction are included in the Company’s consolidated results for only slightly more than two months of the entire fiscal year.  The difference in profitability between the Company’s ready-mix operations acquired in the Transaction and the Company’s legacy ready-mix operations is in large part due to the difference in rural and metropolitan market dynamics.

Most of the Company’s legacy ready-mix operations are located in metropolitan markets, while the ready-mix operations acquired in the Transaction are located in rural markets.  Rural market margins are typically higher than those in metropolitan markets.  The combination of much smaller construction markets and the fact that ready-mix concrete cannot be transported more than 30-45 miles has historically resulted in fewer competitors in these markets relative to the number of competitors in metropolitan markets.  Construction levels, and therefore concrete consumption levels, also tend to be somewhat more volatile for rural markets because individual large jobs (e.g., a highway or big box retail job) have more of an impact on demand for rural markets than in metropolitan markets.  This volatility has historically also contributed to fewer competitors which results in lower price volatility.  With those factors in place, TXI’s experience in rural markets similar to those served by the acquired operations has shown that margins in these markets have historically been stronger than the margins earned in metropolitan markets.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

Finally, with respect to MD&A disclosures, the Company respectively highlights for the Staff the discussion of certain strategic transactions (including various asset exchanges) consummated by the Company during fiscal years 2011, 2012, and 2013 in the general section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 20 of the Form 10-K.  However, in light of the Staff’s comment, the Company confirms that in future filings, we intend to provide details, as appropriate, that help the users of our financial statements better understand the reasons for the exchanges and the associated impact of these transactions on our operating results.

Note 8 – Retirement Plans, page 50

3.
In future filings, please provide enhanced MD&A disclosure of the financial statement geography of net periodic pension costs associated with your retirement plans. Your current disclosure only indicates that amounts were charged to “costs and expenses.” Please provide us your draft disclosure revisions with your response.

In future filings, we will enhance our MD&A disclosure of the net periodic pension costs associated with our retirement plans to the extent these expenses impact comparisons.  The following is a draft of our proposed disclosure.  Additional language is underlined.

“Defined Benefit Plans. Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans. The financial security plans require deferral of a portion of a participant’s salary and provide retirement, death and disability benefits to participants. We use a measurement date of May 31 for each of our pension and postretirement benefit plans.

The Riverside defined benefit pension plan (“Pension Plan”) was amended during the first quarter of fiscal year 2013. This amendment provides that all benefit accruals under the Pension Plan shall cease effective December 31, 2012 and the Pension Plan will be frozen as of that date. The amendment was designed to reduce future pension costs and provide that, effective December 31, 2012, all future benefit accruals under the Pension Plan will automatically cease for all participants, and the accrued benefits under the Pension Plan will be determined and frozen as of that date. Accordingly, as a result of these amendments, accrued pension liability was reduced by $2.2 million with an offsetting reduction in the funded status of pension liability included in accumulated other comprehensive loss.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

Expenses associated with our defined benefit pension plan, postretirement health benefit plan, and financial security plans are included in the computation of total employee benefit cost, which is allocated to cost of products sold and to selling, general, and administrative in the consolidated statements of operations.

The pension and other benefit obligations recognized on our consolidated balance sheets totaled $77.1 million at May 31, 2013 and $88.5 million at May 31, 2012, of which $3.8 million at May 31, 2013 and $3.7 million at May 31, 2012 were classified as current liabilities.

The cumulative postretirement benefit plan adjustment recognized as other comprehensive loss on our consolidated balance sheets totaled $18.4 million (net of tax of $3.5 million) at May 31, 2013 and $24.5 million (net of tax of $1.4 million) at May 31, 2012.

The pretax changes in accumulated other comprehensive loss consist of the following:

	Pension Benefits		Other Benefits
In thousands	2013	2012	2013	2012
Net actuarial loss at beginning of year	$28,968	$18,828	$5,066	$5,613
Amortization of actuarial loss	(1,381)	(1,722)	(515)	(566)
Current period net actuarial loss (gain)	(6,467)	11,862	(2,091)	19
Net actuarial loss at the end of year	$21,120	$28,968	$2,460	$5,066
Net prior service credit at beginning of year	$—	$—	$(3,545)	$(4,320)
Amortization of prior service credit	—	—	775	775
Net prior service credit at the end of year	$—	$—	$(2,770)	$(3,545)

The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2014 are as follows:

In thousands	Pension Benefits	Other Benefits
Net actuarial loss	$615	$229
Prior service credit	—	(775)
	$615	$(546)

Riverside Defined Benefit Plans.    The amount of the defined benefit pension plan and postretirement health benefit plan expense for the year ended May 31was as follows:

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

	Defined Pension Benefit			Health Benefit
In thousands	2013	2012	2011	2013	2012	2011
Service cost	$339	$537	$502	$106	$98	$114
Interest cost	2,613	3,040	2,951	352	415	425
Expected return on plan assets	(3,059)	(3,108)	(2,740)	—	—	—
Amortization of prior service credit	—	—	—	(775)	(775)	(775)
Amortization of net actuarial loss	1,381	1,722	2,068	515	566	614
	$1,274	$2,191	$2,781	$198	$304	$378
Weighted average assumptions used to determine net cost
Assumed discount rate	3.90%	5.35%	5.60%	4.35%	5.35%	5.60%
Assumed long-term rate of return on pension plan assets	7.30%	7.60%	8.25%	—	—	—
Average long-term pay progression	3.00%	3.00%	3.00%	—	—	—

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make contributions of $2.3 million in 2014.

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

	Defined Pension Benefit		Health Benefit
In thousands	2013	2012	2013	2012
Change in projected benefit obligation
Benefit obligation at beginning of year	$66,121	$57,756	$8,168	$7,857
Service cost	339	537	106	98
Interest cost	2,613	3,040	352	415
Participant contributions	—	—	168	184
Curtailment	(2,228)	—	—	—
Benefits paid	(3,511)	(3,102)	(410)	(405)
Actuarial loss (gain)	(945)	7,890	(2,091)	19
Benefit obligation at end of year	$62,389	$66,121	$6,293	$8,168
Change in plan assets
Fair value of plan assets at beginning of year	$40,028	$39,752	$—	$—
Actual return on plan assets	6,353	(864)	—	—
Employer contributions	4,304	4,242	241	221
Benefits paid	(3,511)	(3,102)	(241)	(221)
Fair value of plan assets at end of year	$47,174	$40,028	$—	$—
Funded status at end of year	$(15,215)	$(26,093)	$(6,293)	$(8,168)
Weighted average assumptions used to determine benefit obligations
Assumed discount rate	4.50%	4.35%	4.55%	4.35%
Average long-term pay progression	—	3.00%	—	—

Accumulated benefit obligation for the defined benefit pension plan was $62.4 million at May 31, 2013 and $64.0 million at May 31, 2012.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $3.3 million, $3.5 million, $3.6 million, $3.7 million and $3.7 million and for the five-year period thereafter an aggregate of $19.7 million.

Authoritative accounting guidance for fair value measures provides a framework for measuring fair value. The framework establishes a three-level value hierarchy based on the nature of the information used to measure fair value. The fair value of all the defined benefit pension plan assets is based on quoted prices in active markets for identical assets which are considered Level 1 inputs within the hierarchy. The total estimated fair value of the plan assets at May 31 were as follows:

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

In thousands	2013	2012
Cash and cash equivalents	$969	$882
Mutual funds
Equity	28,713	23,782
Fixed income	17,492	15,364
Fair value of plan assets at end of year	$47,174	$40,028

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 7.30% for 2013 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocations. The current allocation of plan assets has a long-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2013 and 2012, and the target asset allocation for 2014, by asset category were as follows:

% of Plan Assets	2013	2012	Target 2014
Equity securities	61%	59%	60%
Fixed income securities	39%	41%	40%
	100%	100%	100%

The assumed health care cost trend rate for the next year attributed to all participant age groups is 9% declining to an ultimate trend rate of 5% in 2022. The effect of increasing or decreasing the health care cost trend rates by one percentage point would increase the health benefit obligation by approximately $303,000 or decrease the health benefit obligation by approximately $308,000 and increase or decrease the plan expense by approximately $25,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $0.2 million, $0.2 million, $0.3 million, $0.3 million and $0.3 million and for the five-year period thereafter an aggregate of $2.1 million.

Financial Security Defined Benefit Plans.    The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 4.35% in 2013 and 4.30% in 2012. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

The financial security defined benefit plans were amended during the second quarter of fiscal year 2013.  This amendment provides that effective December 31, 2012 the Plans were frozen.

The amount of financial security plan benefit expense for the year ended May 31 was as follows:

In thousands	2013	2012	2011
Service cost	$2,370	$2,147	$2,213
Interest cost	2,364	2,517	2,311
Recognized actuarial loss (gain)	(38)	4,366	2,347
Recognized actuarial loss adjustment	—	—	—
	$4,696	$9,030	$6,871

The following provides a reconciliation of the financial security plan benefit obligation.

In thousands	2013	2012
Change in projected benefit obligation
Benefit obligation at beginning of year	$54,230	$48,091
Service cost	2,370	2,147
Interest cost	2,364	2,517
Recognized actuarial loss (gain)	(38)	4,366
Benefits paid	(3,323)	(2,891)
Benefit obligation at end of year	$55,603	$54,230
Funded status at end of year	$(55,603)	$(54,230)

The financial security plans are unfunded and benefits are paid as they become due. The estimated future benefit payments under the plans for each of the five succeeding years are $3.6 million, $4.0 million, $4.4 million, $4.4 million and $4.5 million and for the five-year period thereafter an aggregate of $21.0 million.

Defined Contribution Plans.    Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $0.5 million in 2013, $1.2 million in 2012, and $2.8 million in 2011. It is our policy to fund the plans to the extent of charges to income.”

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

Note 10 – Legal Proceedings and Contingent Liabilities, page 55

4.
In future filings, including your next quarterly filing, please expand the disclosures regarding your litigation to provide an update of any recent developments, including hearings, court rulings, appeals, and the status of general proceedings and disclose when you expect the matters to be resolved. For instance, we note after the Shellman lawsuit, five additional putative class action lawsuits were filed and four were stayed until the Shellman lawsuit is finally determined. However, we note minimal revisions to your disclosures during the periods presented, no discussions of any recent proceedings related to the Shellman lawsuit or the lawsuit that was not stayed, no disclosures indicating scheduled or anticipated proceedings relative to either lawsuit, and no disclosures indicating when you expect the matters to be resolved. Please provide us your draft disclosure revisions with your response.

The following is a draft of our proposed disclosure.  Additional language is underlined.

“We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company (Riverside), that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD’s first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m³. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, including the station at the property line, are below 1.0 ng/m³ over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m³
National Institute for Occupational Safety and Health	1,000 ng/m³
California Environmental Protection Agency	200 ng/m³

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the Riverside Press Enterprise reported in a May 30, 2008 story that “John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census tract nearest the plant and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium.”

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al . The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the Shellman lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the Shellman case, and the allegations and requests for relief are similar to those in the Shellman case. As a consequence, the court has stayed four of these lawsuits until the Shellman lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air, water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m³.

Mr. W. John Cash
Securities and Exchange Commission
December 18, 2013

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants. Discovery is proceeding in all of the suits, and the trial for the claims of 15 of the individual plaintiffs is currently scheduled to begin in January, 2015.  No trial date has been set in the class action suits or other individual plaintiffs. We are vigorously defending all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.”

Also, as you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this adequately responds to the matters you inquired about.  If you have further questions or comments, please contact me by telephone at (972) 647-6730 or by email at kallen@txi.com.

Sincerely,

/s/ Kenneth R. Allen
Vice President-Chief Financial Officer